THE PMI GROUP, INC.

3003 Oak Road

Walnut Creek, CA 94597

August 4, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PMI Group, Inc. (the “Company”)
Registration Statement on Form S-4 (File No. 333-135579)

Ladies and Gentlemen:

This letter is in reference to the registration statement on Form S-4 (File No. 333-135579) of the Company which was originally filed with the Securities and Exchange Commission (the “Commission”) on July 3, 2006 and amended by Amendment No. 1 as filed with the Commission on July 18, 2006 and Amendment No. 2 as filed with the Commission on August 4, 2006 (the “Registration Statement”), relating to an offer to exchange $359,892,000 of a new series of the Company’s 2.50% Senior Convertible Debentures due 2021 and an exchange fee for a like amount of the Company’s 2.50% Senior Convertible Debentures due 2021.

The Company hereby requests acceleration of the effective date of the Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), to 4:00 p.m., Eastern Standard Time, on August 4, 2006, or as soon thereafter as possible. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-captioned Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	-2-

If you have any questions, please contact the undersigned at (925) 658-6530 or John L. Savva of Sullivan & Cromwell LLP at (650) 461-5610.

Yours truly,

/s/ Donald P. Lofe, Jr.
Donald P. Lofe, Jr. Executive Vice President and Chief Financial Officer

cc:	Song P. Brandon
(Securities and Exchange Commission)

John L. Savva
(Sullivan & Cromwell LLP)